3PM HOLDING CORP.
                        5650 Greenwood Plaza Blvd.
                                Suite 216
                        Englewood, Colorado 80111
                     COMMISSION FILE NUMBER 0-23301

                          DISCLOSURE STATEMENT

                               PURSUANT TO
                          SECTION 14(f) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 AND
                         RULE 14f-1 THEREUNDER


                              Introduction

     This Statement is being mailed on or about June 26, 1998, to holders of record on May 19, 1998 of the shares of Common Stock, par value $.0001 per share (the "Common Stock") of 3PM Holding Corp., a Colorado corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about July 10, 1998.

              Background of Transaction and Change in Control

     Pursuant to the terms of an agreement (the "Agreement") between the Company and Northwood Sports, Inc., an Ontario, Canada corporation ("Northwood"), the Company has agreed to acquire all of Northwood's issued and outstanding shares of common stock (collectively, the "Northwood Stock") in exchange for an aggregate of 6,400,000 "restricted" shares of the Company's Common Stock (the "Transaction"). As of the date of this Disclosure Statement, there are 500,000 shares of the Company's Common Stock issued and outstanding. As part of the terms of the Transaction, the Company intends to undertake a forward split of its issued and outstanding common stock, wherein four (4) shares of common stock will be issued for every one (1) share then issued and outstanding, in order to establish the number of shares of the Company's common stock issued and outstanding immediately prior to the closing of the Transaction to be 2,000,000. Accordingly, if all of the issued and outstanding shares of Northwood Stock are exchanged for the Company's Common Stock, the holders thereof will own approximately 76% of the Company's 8,400,000 shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the Transaction, the Company's current officers and directors will resign and will be replaced by Directors and Officers selected by Northwood's management (see "Directors and Executive Officers and Related Transactions").

     Consummation of the Transaction will result in a change of control.
If the Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or about July 10, 1998, with the closing to occur shortly thereafter.

                       Reason for Disclosure Statement

     Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change


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
 will take place, or such other time period as may be established by the Commission. This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

              Information Relating to the Company's Securities

     As of the date of this information statement, there are outstanding 500,000 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                        Principal Stockholders

     The following table sets forth as of the date of this Information Statement certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group. The information provided is on a pre-forward split basis.

                                       No. of                 Percentage
            Name                    Shares Owned              Ownership

     Greg Simonds                      160,000                    32%

     Greg Skufca                       160,000                    32%

     All Officers and                  320,000                    64%
      Directors as a
      Group (2 persons)
________________________

     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares. The information provided is on a post-forward split basis.

                                                        Shares of
                                                      Common Stock
                                                    to be owned upon   Approximate
                                                     consummation of     Percent
   Name and Address          Offices To Be Held        the Transfer      of Class
-------------------------   --------------------    ----------------   -----------
William Dolan(1)            President, Secretary         2,000,000         23.8%
11 Cardico Drive, Unit 10         Director
Gormley, Ontario
Canada  L0H 1Q0

Financial One
  Securities Ltd.                      -                 1,900,000         22.6%
40 Osiris Drive
Richmond Hill, Ontario
Canada  L4C 2P9

Greg Simonds                           -                   640,000          7.6%
5650 Greenwood Plaza Blvd.
Suite 216
Englewood, CO  80111

                                      2

                                                        Shares of
                                                      Common Stock
                                                    to be owned upon   Approximate
                                                     consummation of     Percent
   Name and Address          Offices To Be Held        the Transfer      of Class
-------------------------   --------------------    ----------------   -----------
Greg Skufca                            -                   640,000          7.6%
5650 Greenwood Plaza Blvd.
Suite 216
Englewood, CO  80111

All Proposed Directors                 -                 2,000,000         23.8%
   and Officers as a
   Group (1 person)

______________________

(1) These shares are proposed to be held by the Dolan Family Trust. Mr. Dolan is a trustee and beneficiary of this trust.


                             Legal Proceedings

     There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

         Directors and Executive Officers and Related Transactions

Directors and Executive Officers

     If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

        Name                 Age                     Position

   William Dolan              40            President, Secretary, Director

Resume:

     William Dolan has been a director of Northwood Sports, Inc. since its inception in March 1993. At its inception, Mr. Dolan was also Treasurer of Northwood. He was elected President of Northwood in February 1997. Northwood was initially incorporated under the name A.N.D. Sports, Inc., pursuant to the laws of Ontario, Canada. Northwood changed its name in April 1993. Mr. Dolan devotes substantially all of his time to the business of Northwood.

Compensation

     Mr. Dolan receives an annual salary of $75,000 (Canadian) per year.
It is anticipated that his salary will remain relatively constant immediately subsequent to the closing of the Transaction. It is anticipated that Mr. Dolan will be the sole officer and director of the Company after closing of the Transaction. However, it is further anticipated that additional persons either related to the business of Northwood, or otherwise, will be appointed as directors of the Company subsequent thereto. As of the date of this information statement, no decision has been made in this regard.

     Further, Northwood may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses

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
based on performance. However, as of the date of this information statement, no such plans have been adopted by the Company or Northwood.

Related Party Transactions

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B relating to either the Company or Northwood.

Standing Audit, Nominating and Compensation Committees

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings

     The Company presently has two Directors. During the fiscal year ended December 31, 1997, the Directors held one meeting of the Board of Directors.


                   Compensation of Directors and Executive Officers

     The Company's officers and directors have not been paid a salary during the fiscal year ended December 31, 1997. The Company maintains a policy whereby the directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any director or officer for such expenses during the 1997 fiscal year.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or directors.

Dated:  June 26, 1998.

                                3PM HOLDING CORP.

                                s/Gregory W. Skufca
                                ________________________________________
                                Gregory W. Skufca, Secretary-Treasurer




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